UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28810 / July 7, 2009

_____

	)
In the Matter of	)
	)
BANC OF AMERICA SECURITIES LLC	)
One Bryant Park	)
New York, NY 10036	)
	)
BANC OF AMERICA INVESTMENT SERVICES, INC.	)
COLUMBIA MANAGEMENT ADVISORS, LLC	)
BANC OF AMERICA INVESTMENT ADVISORS, INC.	)
BANK OF AMERICA CAPITAL ADVISORS LLC	)
100 Federal Street	)
Boston, MA 02110	)
	)
COLUMBIA WANGER ASSET MANAGEMENT, L.P.	)
227 West Monroe Street, Suite 3000	)
Chicago, IL 60606	)
	)
COLUMBIA MANAGEMENT DISTRIBUTORS, INC.	)
One Financial Center	)
Boston, MA 02111	)
	)
U.S. TRUST HEDGE FUND MANAGEMENT, INC.	)
225 High Ridge Road	)
West Building	)
Stamford, CT 06905	)
	)
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	)
IQ INVESTMENT ADVISORS LLC	)
KECALP INC.	)
MERRILL LYNCH VENTURES, LLC	)
North Tower	)
4 World Financial Center	)
New York, NY 10080	)
	)
ROSZEL ADVISORS, LLC	)
1700 Merrill Lynch Drive	)
Pennington, NJ 08534	)
	)

NUVEEN ASSET MANAGEMENT)
NUVEEN INVESTMENTS ADVISERS INC.)
NUVEEN INVESTMENTS INSTITUTIONAL SERVICES)
GROUP, LLC)
NUVEEN HYDEPARK GROUP, LLC)
NWQ INVESTMENT MANAGEMENT COMPANY LLC)
NUVEEN INVESTMENT SOLUTIONS, INC.)
SANTA BARBARA ASSET MANAGEMENT, LLC)
SYMPHONY ASSET MANAGEMENT LLC)
TRADEWINDS GLOBAL INVESTORS, LLC)
WINSLOW CAPITAL MANGEMENT, INC.)
NUVEEN INVESTMENTS, LLC)
333 West Wacker Drive)
Chicago, IL 60606)
)
(812-13662))
_____)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Banc of America Securities LLC ("BAS"), Banc of America Investment Services, Inc.,
Columbia Management Advisors, LLC, Columbia Wanger Asset Management, L.P.,
Columbia Management Distributors, Inc., Banc of America Investment Advisors, Inc., Bank
of America Capital Advisors LLC, U.S. Trust Hedge Fund Management, Inc., Merrill Lynch,
Pierce, Fenner & Smith Incorporated, IQ Investment Advisors LLC, Roszel Advisors, LLC,
Nuveen Asset Management, Nuveen Investments Advisers Inc., Nuveen Investments
Institutional Services Group, LLC, Nuveen HydePark Group, LLC, NWQ Investment
Management Company LLC, Nuveen Investment Solutions, Inc., Santa Barbara Asset
Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC,
Winslow Capital Management, Inc., Nuveen Investments, LLC, KECALP Inc. and Merrill
Lynch Ventures, LLC (collectively, "Applicants") filed an application on June 3, 2009, which
was amended on June 10, 2009, requesting temporary and permanent orders under section
9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other
company of which BAS or Banc of America Investment Services, Inc. is or hereafter becomes
an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the
Act with respect to an injunction entered by the United States District Court for the Southern
District of New York on June 9, 2009.

On June 9, 2009, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from section
9(a) of the Act from June 9, 2009 until the Commission takes final action on the application
for a permanent order (Investment Company Act Release No. 28764). The notice gave
interested persons an opportunity to request a hearing and stated that an order disposing of the
application would be issued unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by BAS, et al. (File No. 812-13662), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Southern District of New York on June 9, 2009.

By the Commission.

                                                    Elizabeth M. Murphy
                                                    Secretary